


05005496

SEAFOOD

From The Sea To The Table

Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 43 Holt street, Eagle Farm, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

---

13/01/05

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

SUPPL

82-34648

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 13/01/05 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

SAM'S SEAFOOD HOLDINGS LIMITED
Australian Stock Exchange symbol: SSS
Head Office 43 Holt St Eagle Farm Qld 4009 Australia
Postal PO Box 393 Hamilton Qld 4007
Telephone +61 7 3131 4100 **Facsimile** +61 7 3268 5231
Website www.sams.com.au **Email** info@sams.com.au **ABN** 72 098 448 321

Rule 3.19A.2


SEC MAIL PROCESSING
RECEIVED
JAN 2 8 2005
WASH., D.C.
202
SECTION

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Sam's Seafood Holdings Limited
ABN: 45 098 448 269

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr. Richard Abel
Date of last notice	18 December 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director's Spouse
Date of change	12 January 2005
No. of securities held prior to change	86,250
Class	Ordinary Shares
Number acquired	N/A
Number disposed	26,250
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	36,750
No. of securities held after change	60,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.